Via Facsimile and courier

John P. Nolan	November 10, 2006
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C.
20549
Dear Mr Nolan:

Re:	The Bank of Nova Scotia
Form 40-F for the period ended October 31, 2005
File No. 001-31316
This letter is in response to your letter dated November 2, 2006 to Mr. Richard E. Waugh in connection with your review of the Form 40-F (the “Filing”) for The Bank of Nova Scotia (the “Bank”) for the period ended October 31, 2005.
For your convenience, we have reproduced your comments and included our comments below.
Form 40-F for the period ended October 31, 2005

Annual Report

Notes to the Consolidated Financial Statements
Note 25. Reconciliation of Canadian and United States GAAP
(d) Derivative Instruments and Hedging Activities, page 129
1.	We note your response to comment two from our letter dated May 18, 2006. Please revise future filings to describe the extent to which your accounting treatment for derivative gains/losses at inception varies under Canadian and US GAAP.
We confirm we will comply with this request in future filings, commencing for the year ended October 31, 2006, and will describe the extent to which the accounting treatment with respect to derivative gains/losses at inception differs between Canadian and US GAAP.

The Bank acknowledges that:
•	the Bank is responsible for the adequacy and accuracy of the disclosure in the Filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and
•	the Bank may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any additional questions or require further information, please contact the undersigned at 416-933-3250, or Mr. Sean McGuckin, Senior Vice-President and Chief Accountant at 416-866-4862 or Mr. Love Mital, Vice-President, Finance at 416-866-3785.
Yours truly,

/s/ Luc A. Vanneste
Luc A. Vanneste
Executive Vice-President and Chief Financial Officer

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